                                         Filed by Bellwether Exploration Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Bargo Energy Company
                                                              File No. 333-54798


The following slide presentation was made by Bellwether Exploration Company:

[Slide 1]

[Slide depicts the logo of Bellwether Exploration Company centered on the page followed by the text "Bellwether Exploration"]

Bellwether - Bargo Merger

February 2001

[Slide depicts a picture of a horse and rider in the bottom center of the page]

[Slide 2]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]


SAFE HARBOR DISCLOSURE

This presentation includes forward-looking statements within the meaning of section 27a of the securities act of 1933 and section 21e of the securities exchange act of 1934. Although the company believes that its expectations are based on reasonable assumptions, it can give no assurances that forecasted results will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are referenced in the company's annual report and 10-k for year-end 1999 and current reports and registration statements filed with the securities and exchange commission.

[Slide 3]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

PREVIOUSLY STATED STRATEGY

o     Aggressively pursue corporate acquisitions, accretive to net asset value

o     Acquire operated properties with significant development upside

o     Exploit and conduct moderate risk exploration

o     Maintain financial flexibility

o     Manage property portfolio aggressively

[Slide 4]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

PORTFOLIO & FINANCIAL MANAGEMENT

    Goals:                                                Current Status
                                                          --------------
    o    Divest 6 - 8 mmboe of non - core,                  Completed
         low interest, non - operated assets

    o    Re-deploy proceeds from asset sales                Completed
         To pay down debt;  And

    o    Acquire operated assets within                     In Progress
         core areas

    Results Of completed goals:

    o    Increase percentage Of operated production

    o    Increase r/p

    o    Improve financial flexibility

    o    Focus asset portfolio

[Slide 5]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

DEAL SUMMARY

    o   Bellwether will acquire Bargo in a cash and tax - free stock transaction
        - total deal value of $240 million

    o Bargo shareholders will receive a target consideration of $60 million in cash plus $80 million in Bellwether common stock (between 8.9 and 11.4 million shares, dependent upon the 20-day average share price prior to closing)

    o At closing, Bellwether will assume approximately $20 million of existing Bargo debt and redeem $60 million of Bargo preferred

    o   Anticipated closing in April 2001

[Slide 6]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

WHAT DOES THE DEAL PROVIDE?

    o Provides platform and critical mass to continue implementation of stated strategy

        -   Greater market following

        -   Lower cost of capital

        -   Potential for cash flow multiple shift

        -   Greater access to capital markets

    o Balanced asset portfolio combining low risk exploitation opportunities with high quality exploration projects

        -   Increases R/P ratio from 5.8 to 9.3

        -   Increases operated properties from 38% to 46%

    o   Attractive deal parameters

        -   3x Estimated 2001 EBITDA

        -   Less than $5.00 per BOE

    o   Enhances financial flexibility

        -   Preliminary borrowing base of $175 - $180 million

        -   Greater Liquidity

        -   Cost savings

    o   Combines technical and financial talent

        -   Chairman and CEO - Douglas Manner

        -   President and CFO - Jonathan Clarkson

[Slide 7]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

NEWCO CORE PROPERTY BASE AFTER THE MERGER

[Slide depicts the states of New Mexico, Texas, Oklahoma, Arkansas, Louisiana, and Mississippi and Mexico and the Gulf of Mexico. Triangles indicate areas in the states and the Gulf of Mexico in which Bellwether owns properties. There are two triangles in southeast New Mexico, one in West Texas, three in southeast Texas, five in Louisiana and 25 in the Gulf of Mexico. Rectangles indicate areas in which Bargo owns properties. There are four rectangles in southeast New Mexico, nine in West Texas, three in the Texas panhandle, 13 in east and southeast Texas and three in Louisiana. A legend at the bottom of the page has a triangle next to "Bellwether" and a rectangle next to "Bargo"]

[Slide 8]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

CONSOLIDATION OF RESERVES*

[Slide depicts three pie charts. Two are on the left side of the page (one above the other), and one is on the right side of the page. The top one on the left side of the page is entitled Bellwether, and immediately underneath it is the following text: 28 MMBOE, R/P = 5.8 years. It contains the following text:]

West Coast              14%
Permian                 29%
Ecuador                 13%
Gulf of Mexico          23%
Gulf Coast Onshore      21%

[Below the pie chart entitled Bellwether is a pie chart entitled Bargo, and immediately underneath it is the following text: 58 MMBOE, R/P = 13.2 years. It contains the following text:]

Gulf Coast Onshore      26%
Permian                 52%
East Texas              22%

[To the right of both of those pie charts is a pie chart entitled Pro Forma. Arrows point from each of the pie charts entitled Bellwether and Bargo to the one entitled Pro Forma. Immediately underneath the chart entitled Pro Forma is the following text: 86 MMBOE, R/P = 9.3 years. It contains the following text:]

West Coast               5%
Gulf of Mexico           8%
Ecuador                  4%
Permian                 44%
East Texas              15%
Gulf Coast Onshore      24%

*SEC reserves at 6/30/00 for properties owned at the time of the merger agreement

[Slide 9]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

CONSOLIDATION OF PRODUCTION*

[Slide depicts three pie charts. Two are on the left side of the page (one above the other), and one is on the right side of the page. The top one on the left side of the page is entitled Bellwether, and immediately underneath it is the following text: 13,300 BOE/D. It contains the following text:]

Gas              51%
Oil              49%

[Below the pie chart entitled Bellwether is a pie chart entitled Bargo, and immediately underneath it is the following text: 12,000 BOE/D. It contains the following text:]

Gas              25%
Oil              75%

[To the right of both of those pie charts is a pie chart entitled Pro Forma. Arrows point from each of the pie charts entitled Bellwether and Bargo to the one entitled Pro Forma. Immediately underneath the chart entitled Pro Forma is the following text: 25,300 BOE/D. It contains the following text:]

Gas              39%
Oil              61%

* Based on December 2000 exit rate and Includes properties owned at the time of the merger agreement

[Slide 10]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

CAPITAL PROJECT INVENTORY

                                       Number        Net         Net
                                         of        Capital     Unrisked
      Project Type                     Projects      Cost      Potential
      ------------                     --------      ----      ---------
  o   Proved
      (Low risk exploitation)            472        $ 75 MM     26 MMBOE

  o   Other Potential
      (Exploitation & exploratory)       209        $129 MM       *

* Other potential volumes do not meet SEC guidelines for proved reserves and we are prohibited from disclosing such volumes in filings with the SEC

[Slide 11]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

PRO FORMA OPERATING PROFILE YEAREND 2000E*

                             BELW Standalone         NEWCO Pro Forma
                             ---------------         ---------------
    o Daily  Net Production:

      -    Oil                6,500  BBLS              15,500 BBLS
      -    Gas                41,000 MCF               59,000 MCF
      -    BOE (6-1)          13,300 BOE               25,300 BOE

    o Percent Hedged          75%                      38%

    o Reserves                30 - 33 MMBOE            76 - 79 MMBOE

    o Percent Operated**      38%                      46%

* Represents properties owned at the time of the merger agreement
** Percent of reserves

[Slide 12]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

CHARACTERIZATION OF NEWCO PROPERTIES

    o   Permian (39% of Reserves)

        -   Long-life production, primarily oil

        -   Mostly operated by majors or large independents

        -   Waterfloods with long-term CO2 potential for increased oil recovery

        -   New Mexico gas production with exploration upside

    o   Gulf Coast (24% of Reserves)

        -   Upside potential in structural and stratigraphic gas plays

        -   Upside oil potential in large field previously operated by a major

        -   Inventory of exploration and exploitation prospects

    o   Gulf of Mexico (8% of Reserves)

        -   High rate gas production

        -   Focus of Bellwether exploration program

[Slide 13]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

CHARACTERIZATION OF NEWCO PROPERTIES

    o   East Texas (15% of Reserves)

        -   Operated oil production primarily from East Texas oil field

        -   Properties purchased from Arco and Texaco

        -   Optimization potential on previous Texaco properties

    o   Ecuador (4% of Reserves)

        -   Oil production with significant exploitation upside

        -   Exploration upside

    o   Mid-Continent (5% of Reserves)

        -   Panhandle gas production with exploitation potential

    o   West Coast (5% of Reserves)

        -   Significant oil production and potential offshore California


[Slide 14]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

NEWCO PRO FORMA FINANCIAL PROFILE

   o  Equity Capitalization:

      -  Common Shares Outstanding                      28 MM

      -  Capitalization @ $8.75                       $245 MM

   o  Pretax PV10 Using SEC Prices at 6/30/00         $829 MM

   o  Estimated 2001 Capital Expenditures        $50 - $60 MM

   o  Estimated 2001 EBITDA                    $125 - $150 MM

   o  Estimated 2001 Free Cash Flow*              $45 - 65 MM

                                  At Closing       Est. 12/31/01
                                  ----------       -------------
   o  Funded Debt:

      -  Bonds                      $100 MM           $100 MM

      -  Bank                       $150 MM           $100 MM

   o  Debt/Reserves                   3.0               2.5

   o  Debt/EBITDA                     2.0               1.5

* Cash flow minus capital expenditures

[Slide 15]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

NEWCO FINANCING STRATEGY

    o   Reset Bellwether bank financing pre-merger

    o   Close all remaining asset sales before merger ($25 - $30 MM proceeds)

    o   Arrange bank financing for merger - Chase led $175 - $180 MM facility

    o   Add-on or roll-up public debt

    o   Incremental equity will likely tie to the next deal

    o Develop asset divestiture package - accelerate de-leveraging and strengthen asset base in core areas

    o Establish new company operating budget for 2001, providing ample exploitation capital, but also free cash flow for debt reduction

    o   Target debt/book capital of less than 50% by year-end 2001 -
        $50 - $75 MM of available bank liquidity (assumes April closing)

    o Develop hedge philosophy - incremental - possibly buyout Bellwether old hedges

[Slide 16]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

BALANCE SHEET (dollars in thousands)

                               Pro Forma           Target
                                9/30/00          at Closing
                                -------          ----------
   o Assets:
     -Current & Other Assets      73,276            55,000
     -Property, Plant
        & Equipment, Net         370,201           336,000
     -Goodwill                   100,434            77,000
                                 -------           -------
            Total Assets         543,911           468,000
                                 =======           =======

   o Liabilities:
     -Current & Other
        Liabilities               64,654            38,000
     -Debt                       319,699           250,000
     -Deferred Taxes              23,807            30,000
                                 -------           -------
            Total Liabilities    408,160           318,000

   o Equity:
     -Preferred                      ---               ---
     -Common Net Of Treasury     159,848           163,000
     -Retained Earnings
       (Deficit)                 (24,097)          (13,000)
                                 -------           -------
            Total Equity         135,751           150,000
                                 -------           -------

   o  Total Liabilities And
        Equity                   543,911           468,000
                                 =======           =======

   o  Total Debt To Book
        Capitalization                .7                .6

[Slide 17]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

PEER GROUP COMPARISON

[Slide depicts four bar charts. The first bar chart is on the top left side of the page. The left vertical axis indicates dollars (from $0 increasing to $1.2 billion in increments of $200 million). Distributed across the horizontal axis are the names of 9 companies, reading from left to right as follows: Bellwether, Newco, Prize, Meridian, Patina, Denbury, Swift, St Mary, Pure. Above each company name is a bar with a dollar amount above it. From left to right, the dollar amounts (in millions) are $120, $256, $279, $404, $405, $444, $738, $744,
$1,013. The words "Equity Market Value ($MM) (1)" appear above the chart.

The second bar chart is on the bottom left side of the page. The left vertical axis indicates MMBOE of proved reserves (from 0 increasing to 200 in increments of 20). Distributed across the horizontal axis are the names of 9 companies, reading from left to right as follows: Bellwether, St Mary, Denbury, Meridian, Swift, Patina, Newco, Prize, Pure. Above each company name is a bar with a number above it indicating the company's MMBOE of proved reserves. From left to right, the numbers are 30, 54, 60, 61, 76, 78, 80, 96, 169. The words "Total Proved Reserves (MMBOE) (2)" appear above the chart.

The third bar chart is on the top right side of the page. The left vertical axis indicates dollars (from $0 increasing to $1.4 billion in increments of $200 million). Distributed across the horizontal axis are the names of 9 companies, reading from left to right as follows: Bellwether, Prize, Newco, Patina, Denbury, St Mary, Meridian, Swift, Pure. Above each company name is a bar with a dollar amount above it. From left to right, the dollar amounts (in millions) are $226, $488, $500, $522, $646, $741, $744, $944, $1,093. The words "Total
Enterprise Value ($MM) (2)" appear above the chart.

The fourth bar chart is on the bottom right side of the page. The left vertical axis indicates a multiple of equity value to 2001E DCF (2001 estimated discounted cash flow). The numbers increase from 0.0x to 7.0x in increments of
1. Distributed across the horizontal axis are the names of 8 companies, reading from left to right as follows: Bellwether, Meridian, Prize, Denbury, Patina, Pure, St Mary, Swift. Above each company name is a bar with a number above it. From left to right, the numbers are 1.8x, 2.6x, 3.2x, 3.7x, 4.1x, 4.4x, 4.8x, 5.5x. The words "Equity Value/2001E DCF (3)" appear above the chart.]

(1) Stock prices as of January 31, 2001. Newco equity value calculated by adjusting pro forma combined company enterprise value per Bellwether-Bargo press release dated January 25, 2001 for estimated pro forma net debt.
(2) Newco data per Bellwether-Bargo press release dated January 25, 2001.
(3) IBES mean estimates as of January 31, 2001.

[Slide 18]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

EXECUTIVE MANAGEMENT & OWNERSHIP*

                             Position                           Ownership
                             --------                        -----------------
                                                             Shares    Percent
                                                             ------    -------
                                                         (in thousands)

   o  Douglas G. Manner     Chairman/CEO                       800       2.8%

   o  Jonathan M. Clarkson  President/CFO                      490       1.7%

   o  Kent A. Williamson    SVP Planning & Exploration         350       1.2%

   o  Joseph G. Nicknish    SVP Operations & Exploitation      255       0.9%

   o  Daniel P. Foley       SVP Corporate Finance              150       0.6%
                                                             -----       ----
                                             Total           2,045       7.2%
                                                             =====       ====

* Fully diluted, assuming all shares are exercised and assuming 10 MM shares issued to Bargo stockholders based on an $8.00/share price

[Slide 19]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

BOARD OF DIRECTORS & OWNERSHIP*

                                            Ownership
                                       -------------------
                                       Shares      Percent
                                       ------      -------
                                   (in thousands)

   o  Tim J. Goff                       1,793       6.3%

   o  D. Martin Phillips**              1,725       6.1%

   o  Habib Kairouz***                  1,382       4.9%

   o  Douglas G. Manner                   800       2.8%

   o  J.P. Bryan                          674       2.4%

   o  Jonathan M. Clarkson                490       1.7%

   o  Judy Ley Allen                       40       0.1%
                                        -----      -----
                               Total    6,904      24.3%
                                        =====      =====

* Fully diluted, assuming all shares are exercised and assuming 10 MM shares issued to Bargo stockholders based on an $8.00/share price

** Martin Phillip is a general partner at Encap and thus does not have beneficial ownership of stated shares for the purposes of the Securities and Exchange Act

***Includes 1,354 M shares owned by Rho Mgmt. Ptrs. LP

[Slide 20]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

FORWARD PATH

    o Merge technical and financial talent pools of Bargo and Bellwether into a lean, focused team

    o   Reduce costs through operating efficiencies

    o   Implement Newco financing strategy

    o   Aggressively exploit existing assets

    o   Continue exploration in Gulf Coast and Gulf of Mexico

    o   Pursue attractive cash/stock acquisition opportunities in core areas

        -   High working interest

        -   More operated production

        -   Primarily gas

    o   Pursue additional corporate consolidations to:

        -   Further improve quality of property portfolio

        -   Acquire attractively priced reserves

        -   Enhance financial flexibility

        -   Expand base (for increased equity research coverage)

[Slide 21]

[Slide depicts the logo of Bellwether Exploration Company in the upper left-hand corner of the page followed by the text "Bellwether Exploration"]

INVESTORS NOTICES

This presentation includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger. Bellwether Exploration Company ("Bellwether") and Bargo Energy Company ("Bargo") have filed the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Bellwether and Bargo with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Bellwether) may also be obtained for free from Bellwether by directing such request to:
Bellwether Exploration Company, 1331 Lamar, Suite 1455, Houston, Texas 77010,
Attention: Lance Weaver; telephone: (713) 495-3061; e-mail: weaverl@bellwetherexp.com. The proxy statement/prospectus and such other documents (relating to Bargo) may also be obtained for free from Bargo by directing such request to: Bargo Energy Company, 700 Louisiana, Suite 3700, Houston, Texas 77002, Attention: Jerry Sears; telephone: (713) 236-9792; e-mail: jsears@bargo.com.

Bellwether, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Bellwether's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.

Bargo, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.

[Slide 22]

[Slide depicts the logo of Bellwether Exploration Company in the center of the page.]